[Letterhead of Bryan Cave Leighton Paisner LLP]

October 31, 2023

Brian Fetterolf
VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Brian Fetterolf

Re:Graybar Electric Company, Inc. and Voting Trustees under Voting Trust Agreement

Registration Statement on Form S-1

(Commission File No. 333-266956)

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Graybar Electric Company, Inc. (the “Company”).  Reference is made to the letter, filed as correspondence via EDGAR on October 31, 2023, in which the Company and the Voting Trustees under the Voting Trust Agreement requested the acceleration of the effective time of the above-referenced Registration Statement for 9:00 a.m., Eastern Time, on October 31, 2023, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

On behalf of the Company, we respectfully request the withdrawal of the acceleration request because it was inadvertently submitted using an incorrect file number and effective time. The acceleration request was intended to request acceleration of effectiveness of the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-274186) (“Amendment No. 1”).  The Company acknowledges that such Amendment No. 1 has not been declared effective and that no securities have been sold pursuant to it. The Company intends to separately file an acceleration request for Amendment No. 1 at a later time.

Please call James R. Levey at (314) 573-9245, Matthew W. Geekie at (314) 573-9278 or me at (314) 259-2447, if you have any questions or comments.  Thank you for your continued assistance.

Very truly yours,

/s/ Robert J. Endicott

Robert J. Endicott

cc: Matthew W. Geekie, Esq.

James R. Levey, Esq.